
August 12, 2010

Ms. Donna L. Belusar
Senior Vice President and Chief Financial Officer
CTS Corporation
905 West Boulevard North
Elkhart, IN 46514

>   **Re: CTS Corporation**
>   **Form 10-K for the fiscal year ended December 31, 2009**
>   **Filed February 23, 2010**
>   **Form 10-Q for the quarterly period ended April 4, 2010**
>   **File No. 001-04639**

Dear Ms. Belusar:

We have reviewed your filings and supplemental response letter dated July 13, 2010 and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter within ten business days by providing the requested information or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

After reviewing the information you provide in response to these comments, we may have additional comments.

Form 10-K for the fiscal year ended December 31, 2009

Executive Compensation, page 20

1.   We note your response to prior comment 2. It is unclear how the "Towers Watson benchmark market data" peer group identified in the first full paragraph on page 25 of your proxy differs from the group that Towers Watson would not disclose to you for proprietary reasons. Also, please tell us how the Towers Watson peer group used for purposes of the 2008-2009 Performance Restricted Stock Unit Plan differs from the 29 companies identified in Exhibit C to Exhibit 10(a) to your Form 10-Q filed on April 30, 2008.

Item 7. Management's Discussion and Analysis ("MD&A") of Financial Condition and Results of Operations (2007-2009)

Exhibit 13

Overview, page 2

2.   We refer to your response to prior comment 6. In future filings please disclose the reason that you have presented this information similar to the discussion provided in your response.

Exhibits

3.   We note your response to prior comment 14, but do not see where you have provided any analysis of why you believe this specific agreement is not required to be filed under Item 601(b)(10) of Regulation S-K. It therefore remains unclear why you have not filed this agreement. Please expand your response to provide your analysis of why you believe this agreement is in the ordinary course of business including:
- discussing the size of the recall and the amount of potential claims at issue, as identified in your risk factor disclosure on page 10, including how it compares to other agreements of this type you have had; and
- why you believe this agreement, which appears to indemnify you *after* lawsuits and a recall have occurred, is in the ordinary course of business, and how often you negotiate such risk allocations after such risks have occurred.

You may contact Leigh Ann Schultz at (202) 551-3628 or me at (202) 551-3676 if you have questions regarding comments on the financial statements and related matters. Please contact Joseph McCann at (202) 551-6262 or Jay Mumford at (202) 551-3637 with any other questions.

Sincerely,

Brian Cascio
Accounting Branch Chief